Filed Pursuant to Rule 433

Registration No. 333-188478

August 12, 2013

FINAL TERM SHEET

US$800,000,000

Cenovus Energy Inc.

US$450,000,000 3.800% Notes due 2023 (the “2023 Notes”)
US$350,000,000 5.200% Notes due 2043 (the “2043 Notes”)

	2023 Notes	2043 Notes

Issuer	Cenovus Energy Inc.	Cenovus Energy Inc.

Principal Amount	US$450,000,000	US$350,000,000

Trade Date	August 12, 2013	August 12, 2013

Settlement Date	August 15, 2013 (“T+3”)	August 15, 2013 (“T+3”)

Maturity Date	September 15, 2023	September 15, 2043

Interest Payment Dates	Semi-annually on March 15 and September 15, beginning March 15, 2014	Semi-annually on March 15 and September 15, beginning March 15, 2014

Pricing Benchmark	UST 2.500% due August 15, 2023	UST 2.875% due May 15, 2043

Benchmark Yield	2.607%	3.696%

Spread	+130 bps	+153 bps

Yield to Maturity	3.907%	5.226%

Coupon	3.800%	5.200%

Public Offering Price	99.112% plus accrued interest, if any, from August 15, 2013	99.602% plus accrued interest, if any, from August 15, 2013

Optional Redemption	Make whole call UST +20 bps at any time prior to June 15, 2023 (the date three months prior to the Maturity Date)	Make whole call UST +25 bps at any time prior to March 15, 2043 (the date six months prior to the Maturity Date)

At Par Optional Redemption	On or after June 15, 2023 (the date three months prior to the Maturity Date)	On or after March 15, 2043 (the date six months prior to the Maturity Date)

CUSIP	15135UAJ8	15135UAK5

ISIN	US15135UAJ88	US15135UAK51

Ratings

“BBB+” by Standard & Poor’s Ratings Services (“S&P”), with Stable outlook on the Corporation

“Baa2” by Moody’s Investors Service, Inc. (“Moody’s”), with Stable outlook

“A(low)” by DBRS Limited (“DBRS”), with Stable outlook

“BBB+” by S&P, with Stable outlook on the Corporation “Baa2” by Moody’s, with Stable outlook “A(low)” by DBRS, with Stable outlook

Joint Book-Running Managers	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. J.P. Morgan Securities LLC	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. J.P. Morgan Securities LLC

	Morgan Stanley & Co. LLC RBC Capital Markets, LLC TD Securities (USA) LLC	Morgan Stanley & Co. LLC RBC Capital Markets, LLC TD Securities (USA) LLC

Senior Co-Managers	BMO Capital Markets Corp. BNP Paribas Securities Corp. CIBC World Markets Corp. Credit Suisse Securities (USA) LLC RBS Securities Inc. Scotia Capital (USA) Inc.	BMO Capital Markets Corp. BNP Paribas Securities Corp. CIBC World Markets Corp. Credit Suisse Securities (USA) LLC RBS Securities Inc. Scotia Capital (USA) Inc.

Co-Managers	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc.	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc.

Credit Ratings

The notes have been assigned a rating of “BBB+” by S&P, a rating of “Baa2” by Moody’s and a rating of “A(low)” by DBRS.  S&P assigns an outlook to the issuer of securities and not to individual debt instruments.  S&P has assigned a Stable outlook to Cenovus.  The rating of our senior unsecured long-term debt by Moody’s has a Stable outlook and by DBRS the outlook is Stable.

Credit ratings are intended to provide an independent measure of credit quality of an issue of securities.  The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the notes nor do ratings comment on market price or suitability for a particular investor.  Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant, and if any such rating is so revised or withdrawn, the Issuer is under no obligation to update this communication.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  A rating of BBB+ by S&P is within the fourth highest of ten categories and indicates that the obligation exhibits adequate protection parameters.  However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligation.  The addition of a plus (+) or minus (–) designation after a rating indicates the relative standing within a particular rating category.

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated.  A rating of Baa2 by Moody’s is within the fourth highest of nine categories and is assigned to debt securities which are considered medium-grade obligations (i.e., they are subject to moderate credit risk).  Such debt securities may possess certain speculative characteristics.  The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category.  The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

DBRS’ long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  A rating of A(low) by DBRS is within the third highest of ten categories and is assigned to debt securities considered to be of good credit quality.  The capacity for payment of financial obligations is substantial, but of lesser quality than that of higher rated securities.  Entities in the A category may be vulnerable to future events, but qualifying negative factors are considered manageable.  The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category.

The Issuer made payments to each of the above noted ratings organizations in connection with obtaining the aforementioned ratings and over the past two years has made payments in respect of certain other services provided to the Issuer by each of the above noted ratings organizations.

This communication is intended for the sole use of the person to whom it is provided by us.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322

Barclays Capital Inc. toll free at 1-888-603-5847

J.P. Morgan Securities LLC collect at 1-212-834-4533

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